Filed Pursuant to Rule 424(b)(3)
Registration No. 333-140548

APPLE REIT EIGHT, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 4 DATED OCTOBER 10, 2007

SUPPLEMENT NO. 5 DATED NOVEMBER 19, 2007

SUPPLEMENT NO. 6 DATED DECEMBER 18, 2007

Supplement Nos. 4, 5 and 6 to be used with

PROSPECTUS DATED JULY 19, 2007

Summary of Supplements to Prospectus (See Supplements for Additional Information)

Supplement No. 4 (cumulative, replacing all prior supplements) dated October 10, 2007 reports on our execution of certain purchase contracts that relate to 16 hotels containing a total of 2,012 guest rooms and that provide for an aggregate gross purchase price of $265,981,211.

Supplement No. 5 dated November 19, 2007 reports on (a) our purchase of three hotels containing a total of 369 rooms for an aggregate gross purchase price of $47,200,000; and (b) our execution of certain purchase contracts that relate to 10 hotels containing a total of 1,130 guest rooms and that provide for an aggregate gross purchase price of $231,600,000.

Supplement No. 6 dated December 18, 2007 reports on (a) our purchase of two hotels containing a total of 207 rooms for an aggregate gross purchase price of $27,432,007; and (b) our execution of certain purchase contracts that relate to 13 hotels containing a total of 1,439 guest rooms and that provide for an aggregate gross purchase price of approximately $182.2 million.

As of July 27, 2007, we completed our minimum offering of 4,761,905 units at $10.50 per unit and raised gross proceeds of $50,000,000 and proceeds net of selling commissions and marketing expenses of $45,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of November 27, 2007, we had closed on the sale of 58,886,374 additional units at $11 per unit and from such sale we raised gross proceeds of $647,750,110 and proceeds net of selling commissions and marketing expenses of $582,975,099. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of $697,750,110 and proceeds net of selling commissions and marketing expenses of $627,975,099.

In connection with our hotel purchases to date, we paid a total of $1,492,640, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.